Issuer Free Writing Prospectus

Filed under Rule 433

Registration Statement No. 333-254703

Pricing Term Sheet

Merck & Co., Inc.

May 8, 2023

4.050% Notes due 2028

4.300% Notes due 2030

4.500% Notes due 2033

4.900% Notes due 2044

5.000% Notes due 2053

5.150% Notes due 2063

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement dated May 8, 2023 (the “Preliminary Prospectus Supplement”).

Expected Ratings of the Notes:*	A1 (stable) Moody’s / A+ (stable) S&P

Trade Date:	May 8, 2023

Settlement Date:**	May 17, 2023 (T+7)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, BNP Paribas Securities Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, BofA Securities, Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc. and Mizuho Securities USA LLC

Senior Co-Managers:	Barclays Capital Inc. and Santander US Capital Markets LLC

Co-Managers:	BBVA Securities Inc., Cabrera Capital Markets LLC, CAVU Securities, LLC, DNB Markets, Inc., Drexel Hamilton, LLC, ING Financial Markets LLC, R. Seelaus & Co., LLC, SG Americas Securities, LLC, SMBC Nikko Securities America, Inc., Standard Chartered Bank, Tigress Financial Partners, LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC

Title:	4.050% Notes due 2028	4.300% Notes due 2030	4.500% Notes due 2033	4.900% Notes due 2044	5.000% Notes due 2053	5.150% Notes due 2063

Size:	$500,000,000	$750,000,000	$1,500,000,000	$750,000,000	$1,500,000,000	$1,000,000,000

Maturity Date:	May 17, 2028	May 17, 2030	May 17, 2033	May 17, 2044	May 17, 2053	May 17, 2063

Interest Payment Dates:	May 17 and November 17, commencing November 17, 2023	May 17 and November 17, commencing November 17, 2023	May 17 and November 17, commencing November 17, 2023	May 17 and November 17, commencing November 17, 2023	May 17 and November 17, commencing November 17, 2023	May 17 and November 17, commencing November 17, 2023

Day Count:	30/360

Coupon:	4.050%	4.300%	4.500%	4.900%	5.000%	5.150%

Benchmark Treasury:	UST 3.500% due April 30, 2028	UST 3.500% due April 30, 2030	UST 3.500% due February 15, 2033	UST 3.875% due February 15, 2043	UST 4.000% due November 15, 2052	UST 4.000% due November 15, 2052

Treasury Yield:	3.498%	3.500%	3.511%	3.926%	3.826%	3.826%

Spread to Benchmark Treasury:	T+57 bps	T+82 bps	T+100 bps	T+102 bps	T+120 bps	T+135 bps

Yield to Maturity:	4.068%	4.320%	4.511%	4.946%	5.026%	5.176%

Price to Public:	99.919%	99.880%	99.912%	99.403%	99.599%	99.563%

Underwriting Discount:	35 bps	40 bps	45 bps	75 bps	80 bps	80 bps

Make-Whole Call:

Prior to the applicable Par Call Date with respect to a series of notes, we may redeem the notes of such series at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of

(i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points with respect to the 2028 notes, the Treasury Rate plus 15 basis points with respect to the 2030 notes, the Treasury Rate plus 15 basis points with respect to the 2033 notes, the Treasury Rate plus 20 basis points with respect to the 2044 notes, the Treasury Rate plus 20 basis points with respect to the 2053 notes and the Treasury Rate plus 25 basis points with respect to the 2063 notes less (b) interest accrued to, but excluding, the redemption date, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call:

On or after the Par Call Date with respect to a series of notes, we may redeem the notes of such series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

“Par Call Date” means April 17, 2028, the date that is one month prior to the maturity of the 2028 notes, March 17, 2030, the date that is two months prior to the maturity of the 2030 notes, February 17, 2033, the date that is three months prior to the maturity of the 2033 notes, November 17, 2043, the date that is six months prior to the maturity of the 2044 notes, November 17, 2052, the date that is six months prior to the maturity of the 2053 notes and November 17, 2062, the date that is six months prior to the maturity of the 2063 notes.

Special Mandatory Redemption:	If (i) the consummation of the Prometheus Acquisition does not occur on or before the later of (x) April 15, 2024 or (y) such later date to which the termination date under the Merger Agreement as in effect on the closing date of this offering may be extended in accordance with the terms thereof (such later date, the “Special Mandatory Redemption End Date”), (ii) prior to the Special Mandatory Redemption End Date, the Merger Agreement is terminated or (iii) we otherwise notify the trustee that we will not pursue the consummation of the Prometheus Acquisition, we will be required to redeem the 2028 notes, the 2030 notes, the 2044 notes and the 2063 notes (collectively with the 2028 notes, the 2030 notes and the 2044 notes, the “SMR notes”) then outstanding at a special mandatory redemption price equal to 101% of the principal amount of the SMR notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the Special Mandatory Redemption Date.

Use of Proceeds:

We intend to use the net proceeds of this offering for general corporate purposes including, without limitation, to fund a portion of the cash consideration payable in connection with the Prometheus Acquisition and to pay related fees and expenses, as well as to repay commercial paper borrowings and other indebtedness with upcoming maturities.

If (i) the Prometheus Acquisition is not consummated on or prior to the Special Mandatory Redemption End Date, (ii) prior to the Special Mandatory Redemption End Date, the Merger Agreement is terminated or (iii) we otherwise notify the trustee that we will not pursue the consummation of the Prometheus Acquisition, then we expect to use a portion of the net proceeds from this offering to redeem the SMR notes at the special mandatory redemption price, as described above under “Special Mandatory Redemption.” In that instance, the 2033 notes and the 2053 notes will remain outstanding, and we intend to use the remaining net proceeds of such notes for general corporate purposes as described above.

CUSIP:	58933Y BH7	58933Y BJ3	58933Y BK0	58933Y BL8	58933Y BM6	58933Y BN4

ISIN:	US58933YBH71	US58933YBJ38	US58933YBK01	US58933YBL83	US58933YBM66	US58933YBN40

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: We expect to deliver the notes against payment therefor on the seventh business day following the Trade Date (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

The issuer has filed a preliminary prospectus supplement and registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in that registration statement, and other documents the issuer has filed with the SEC and that are incorporated by reference into the preliminary prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC toll-free at 1-212-834-4533. This pricing term sheet supplements the preliminary prospectus supplement issued by Merck & Co., Inc. on May 8, 2023 relating to its prospectus dated March 25, 2021.

3